JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino

Re: Registration Statement on Form S-4/A Filed on May 22, 2008 (File No. 333-149278)

Dear Mr. Crispino:

Pursuant to your discussions with Holland & Knight LLP and Rule 477(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we respectfully request issuance by the Securities and Exchange Commission (the “Commission”) of an order permitting Jabil Circuit, Inc. (the “Company”) to withdraw its Amendment to Registration Statement on Form S-4/A filed by the Company on May 22, 2008 (the “Amendment”) as soon as reasonably possible.

The Amendment relates to the Company’s offer to exchange its unregistered 8.250% Senior Notes due 2018 for registered 8.250% Senior Notes due 2018. The Company will file a replacement Amendment that includes references solely to the $250 million aggregate principal amount of notes issued in January 2008, rather than both these notes and the $150 million aggregate principal amount of notes issued in May 2008.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact our outside securities counsel, Chester E. Bacheller, Esq., at your earliest convenience at 813-227-6431. Thank you for your assistance.

Very truly yours,

JABIL CIRCUIT, INC.

By:	/s/ Robert L. Paver
Robert L. Paver General Counsel and Corporate Secretary

cc:	Chester E. Bacheller, Esq. Forbes I.J. Alexander